Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
DIVERTsessions 1, Inc.
Marina Del Ray, CA

We have reviewed the accompanying balance sheet of DIVERTsessions 1, Inc. as of December 31, 2020 and 2019, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 23, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

DIVERTSESSIONS 1, INC.
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	$ 191,210	$ -
TOTAL CURRENT ASSETS	191,210	-
TOTAL ASSETS	191,210	-
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Related Party Loan	59,225	-
TOTAL CURRENT LIABILITIES	59,225	-
NON-CURRENT LIABILITIES		
Convertible Note Payable	197,908	-
TOTAL LIABILITIES	257,133	-
SHAREHOLDERS' EQUITY		
Common Stock (5,000,000 shares authorized; 4,000,000 issued; $.0001 par value)	400	400
Additional Paid in Capital	2,858	2,858
Retained Earnings (Deficit)	(69,182)	(3,258)
TOTAL SHAREHOLDERS' EQUITY	(65,924)	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 191,210	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

DIVERTSESSIONS 1, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Operating Expense		
Professional Fees	61,256	-
General & Administrative	3,598	-
Selling & Marketing	520	3,258
	65,374	3,258
Net Income from Operations	(65,374)	(3,258)
Other Income (Expense)		
Tax Expense	(550)	-
Net Income	$ (65,924)	$ (3,258)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

DIVERTSESSIONS 1, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (65,924)	$ (3,258)
Net Cash Flows From Operating Activities	(65,924)	(3,258)
Cash Flows From Financing Activities		
Issuance of Convertible Note Payable	197,908	-
Issuance of Related Party Loan	59,225	-
Issuance of Common Stock	-	3,258
Net Cash Flows From Financing Activities	257,133	3,258
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	191,210	-
Cash at End of Period	$ 191,210	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

DIVERTSESSIONS 1, INC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Members' Equity
Balance at August 16, 2019 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of Stock	4,000,000	400	2,858		3,258
Net Income				(3,258)	(3,258)
Balance at December 31, 2019	4,000,000	$ 400	$ 2,858	$ (3,258)	$ -
Net Income				(65,924)	(65,924)
Balance at December 31, 2020	4,000,000	$ 400	$ 2,858	$ (69,182)	$ (65,924)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

DIVERTSESSIONS 1, INC.

Reviewed Financial Statements For The Years Ended December 31, 2020 and 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

DIVERTsessions, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is an education company that will be training its customers in action sports.

The Company is a subsidiary of DIVERTbrands, LLC.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills

its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's main stream of revenue will be fees collected from its customers in its sports training facilities.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that

are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- DEBT

The Company received a loan of $59,225 from DIVERTbrands, LLC, the Company's parent company. The loan bears no interest and no formal repayment structure.

In 2020, the Company issued a convertible note payable ("the Note") in exchange for $197,908 for the purpose of building its facilities. The Note shall be paid with net income shared with equity investors on a pro rata basis until the Company has paid 110% of the principle. Fifty percent of net income will be shared with the creditors after repayment of the Note. The Note may convert under a qualified financing event. Upon conversion, equity shares may be issued with a 15% discount.

NOTE D- EQUITY

The Company's articles of incorporation authorize the Company to issue 5,000,000 shares of $0.0001 par value Common Stock and 5,000,000 shares of $.0001 par Preferred Stock.

The Company currently has one class of equity outstanding:

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Common Stock	4,000,000

In 2019, the Company issued 4,000,000 common shares for total proceeds of $3,258.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses

valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 23, 2021, the date that the financial statements were available to be issued.